EXHIBIT 99.1

Rubico Inc. Announces Time Charter Extensions and Contracted Revenue Backlog of $120.8 Million

ATHENS, Greece, November 25, 2025 (GLOBE NEWSWIRE) -- Rubico Inc. (NASDAQ: RUBI) (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it entered into agreements with the time charterer of both its vessels to extend their time charter employment.

Specifically, both vessels will continue earning a gross daily hire rate of $32,850 until 11 January 2027 and thereafter, and for 4 years, they earn a gross daily hire rate of $29,990.

All other terms will remain as per the current time charter contracts, including the charterer’s option to extend each time charter for two additional years at a gross daily rate of $34,750 for the first optional year and $36,750 for the second optional year. Following this development, the total contracted revenue backlog since the latest reported period stands at $120.8 million.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the employment of the Company’s vessels.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com